SÃO PAULO ALPARGATAS S.A.

04036855

RECEIVED
2004 SEP 14 A 9:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

São Paulo, September 9th, 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, DC - 20549
USA

Ref.: São Paulo Alpargatas S.A.
File: 82-3692

SUPPL

In order to comply with Rule 12g3-2 (b)(1)(i) we are furnishing to the Commission translations of the information São Paulo Alpargatas S.A. filed both with CVM - Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) and Bovespa - São Paulo Stock Exchange, and recently distributed to its shareholders.

Sincerely

José Sálvio Moraes
Investor Relations Manager
(55 11) 3847-7672
jsalvio@alpargatas.com.br

PROCESSED
SEP 14 2004
THOMSON
FINANCIAL

dlw 9/14

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº 080/04 Livro Nº 1 Fls. 230

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, an authenticated copy of a document in the Portuguese language was presented to me with the following identification: **NOTICE TO THE SHAREHOLDERS**, which I will translate into English as follows:

[*Logo*] **SÃO PAULO ALPARGATAS S.A.**
A publicly-held company
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270

NOTICE TO THE SHAREHOLDERS
PAYMENT OF INTERESTS ON COMPANY'S OWN CAPITAL

We hereby advise to the Shareholders that the Board of Directors, at a meeting held on July 30, 2004 decided to pay interest on Company's own capital, subject to any applicable statutory provisions and the Company's Bylaws, with tax withheld for individuals and legal entities as provided for in the prevailing law, for all the 1,950,251,236 shares without certificates issued by the Company, representing the capital stock, except for the 86,668,847 preferred shares which are held as treasury shares. This amount sums up to a gross amount of R$5,670,289,45 (five million, six hundred and seventy thousand, two hundred and eight-nine reais and forty-five centavos), being R$2.896 by lot of 1000 common shares and R$3.186 by lot of 1000 preferred shares.

Such amount shall be deducted from the mandatory annual dividend that shall be approved at the General Meeting to be held in 2005. Banco Itaú S/A shall pay the referred interests on October 6, 2004 to the shareholders who subscribed on August 11, 2004, by means of credits in their relevant current accounts. The shares are to be traded "*ex-rights*" to the interests on own capital as from August 12, 2004.

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

The Company further advises those shareholders who opt for the Special Taxation System-RET [*Regime Especial de Tributação*] to send a notice of their option by **August 9, 2004** to the attention of Mr. José Sálvio Ferreira Moraes, at Rua Urussuí, 300, 10th floor, ZIP Code 04542-903, in the city of São Paulo, State of São Paulo.

São Paulo, July 30, 2004

FRANCISCO SILVÉRIO MORALES CESPEDE
Director, Relations with Investors

[*Logo*] LEVEL 1
MARKET
Bolsa de Valores de São Paulo –
[The São Paulo Stock Exchange]
Brazil

[*Logo*] **abrasca**
associated company

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two(2) pages, which I read, verified, and fully and publicly sign.

São Paulo, August 30, 2004

Lucimar Lima de Menezes

Receipt no.:037
Fees: R$91,00

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTÉRPRETE COMERCIAL